Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2007

Denis Kessler
Chairman and Chief Executive Officer
SCOR
1, Avenue du Général de Gaulle
92800 Puteaux, France

Re: SCOR
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 29, 2006
File Number: 001-14518

Dear Kessler:

        We have completed our review of your Form 20-F and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief